THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

DEPOSITARY RE[redacted]

620 Avenue of the Americas, 6 Floor, NY, NY 10011

April 3, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No.: 82-4882

Dear Sir or Madam:

Please accept this letter from The Bank of New York as Depositary bank on behalf of Sibneft, the "Company".

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with the Company's ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Publication in the FSC Bulletin Supplement ("Vestnik") № 21, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 20 March, 2002; Publication in the FSC Bulletin Supplement ("Vestnik") № 21, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 29 March, 2002; Official press-release on the fact that Sibneft Reopens Eurobonds, dated 04 March, 2002; Official press-release on the fact that Sibneft To Increase Capital Expenditure, dated 13 March, 2002 to uphold the 12g3-2(b) exemption.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number 333-12040 which was declared effective by the SEC in April 20, 1999.

dlw 4/16

Thank you.

Sincerely,

Tatyana Vesselovskaya
ADR Account Administrator

File No. 82-4882

ANNEX A

Exhibit 1:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 21, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 20 March, 2002**
Exhibit 2:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 29 March, 2002**
Exhibit 3:	**Official press-release on the fact that Sibneft Reopens Eurobonds, dated 04 March, 2002**
Exhibit 4:	**Official press-release on the fact that Sibneft To Increase Capital Expenditure, dated 13 March, 2002**

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 21, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 20 March, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.03.2002**
Code: **0100146A14032002**

Hereby JSC Sibneft informs of the decision to increase the eurobond issue program because of successful issue on February about what there was made an unanimous decision on the Board of Directors Meeting dated 13 March 2002 of increasing the amount of deal up to 400 000 000 USD by signing supplementary agreements to loan agreement signed earlier. Totally, the cost of the deal, including principal amount, interest, fees and expenses amounted at about 640 000 000 USD (which exceeded 25% but not more than 50% of the balance assets of the Company).
The lender - bank "Salomon Brothers AG" finances the loan through the extra issue of the bonds with the participation in the loan with fixed income in the form of half-year coupon at the rate of 10,96%.

Vice President E.Y.Poltorak

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 29 March, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **19.03.2002**
Code: **0100146A19032002**

Hereby JSC Sibneft informs of entering into two interconnected deals, the total amount of which exceeds 25% but not more than 50% of the balance assets. Decisions to enter into these deals were made on the Board of Directors Meetings dated 06 February 2002 and 13 March 2002, which was announced earlier. Totally, the cost of the deal, including principal amount, interest, fees and expenses amounted at about 640 000 000 USD.
The lender - bank "Salomon Brothers AG" finances the loan through the issue of the bonds with the participation in the loan with fixed income in the form of half-year coupon.

Vice President E.Y.Poltorak

Exhibit 3

Official press-release on the fact that Sibneft Reopens Eurobonds, dated 04 March, 2002

Sibneft Reopens Eurobond

Moscow, 04 March 2002; Sibneft successfully reopened its recent Eurobond for an additional $125 million following strong demand during its initial floatation. The tap carries a yield to maturity of 10.96% and was launched at a value of 102. The additional amount brings the five-year Eurobond total to $375 million, the largest Eurobond issue by a Russian company.

"We are pleased about the interest shown by such a broad range of investors," remarked Eugene Shvidler, president of Sibneft. "International capital markets will play an increasingly important role in Sibneft's development, and the response to our offering is a strong sign support for our company."

Proceeds from the Eurobond, which carries a coupon of 11.5%, will be used to finance capital expenditures and decrease short-term debt. The bond carries a Ba3 rating from Moody's Investor Services, while Sibneft also has a Ba2 local currency rating. Both ratings have a stable outlook.

The additional funding will be settled within two weeks.

"The increase is a win-win for investors and the company," remarked Aidan Freyne, Managing Director of Fixed Income Syndicate, Schroders Salomon Smith Barney. "The offering will broaden the company's investor base, increase liquidity, and diversify its financing sources without disturbing the secondary market for the initial investors."

Sibneft was the first Russian company to issue a Eurobond. The $150 million three-year bond was launched in August 1997 through Salomon Smith Barney and redeemed in August 2000. In March 1998, Sibneft issued a $200 million six month zero-coupon promissory note which was arranged by Salomon Smith Barney. This note was successfully redeemed in September 1998.

Exhibit 4

Official press-release on the fact that Sibneft To Increase Capital Expenditure, dated 13 March, 2002

Sibneft To Increase Capital Expenditure

Moscow, 13 March 2002; Sibneft will raise investment in exploration, production and refining this year by more than a third to $686 million from $492 million in 2002 under the terms of its 2002 business plan. The increased spending will help the company meet its goal of raising output by 29.2% to a new target of 530,000 barrels per day (26.7 million tonnes) from 408,000 barrels per day (20.67 million tonnes) last year. Sibneft will become Russia's fifth largest oil producer if it meets its output targets this year.

Sibneft intends to spend $637 million on exploration and production, up from $448 million in 2001. This total includes $160 million to be spent at the company's Sugmut field, which harbors proven reserves of 890 million barrels (122 million tonnes). Sibneft aims to increase output from the field by 89% to a target of 155,000 barrels per day (7.8 million tonnes) from 81,000 barrels per day (4.1 million tonnes) in 2001.

Sibneft will also spend $137 million at the Palyanovskoye and Priobskoye fields licensed to the Sibneft-Yugra subsidiary. The fields harbor estimated reserves of some 1.8 billion barrels (255 million tonnes), and production in 2002 is expected to average 14,000 barrels per day (715,000 tonnes).

"New technologies, prudent reservoir management, and rigid investment criteria will play a central role in our growth plans," said Eugene Shvidler, president and CEO of Sibneft. "The application of these technologies will give us a greater return at our existing fields and support our expansion plans in West Siberia and beyond."

Sibneft also intends to raise investment at its Omsk refinery to $49 million, an increase of 11% from the 2001 total of $44 million. The refinery plans to raise the share of higher margin products in its output slate, while leaving throughput largely unchanged at 262,000 barrels per day (13.284 million tonnes). Sibneft will increase output of A-92 gasoline by 26% to 1.25 million tonnes from 998,000 tonnes last year, while at the same time cutting output of A-80 gasoline from 1.9 million tonnes to 1.7 million tonnes and ending production of A-76 gasoline entirely.

The Omsk refinery will produce an estimated 28,000 tonnes of A-98 gasoline. Sibneft earlier this year became the first Russian oil company to produce high-octane gasoline in commercial quantities following the completion of a new alkylation unit last year. Sibneft in February began processing crude at the Moscow refinery, in which it recently acquired a 36% stake.